

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Jeffrey A. Cook
Executive Vice President and Chief Financial Officer
Presstek, Inc.
10 Glenville Street
Greenwich, Connecticut 06831

> **Re:** **Presstek, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2010**
> **Filed March 24, 2010**
> **File No. 000-17541**

Dear Mr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed on March 24, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 89

1.  We refer to your disclosure under "Board Leadership Structure…" on page 9 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. Given your disclosure that your principal executive officer also serves as your chairman and that you have a lead director, please tell us and revise future filings to disclose the specific role the lead director plays in the leadership of the board. In this regard, we note the references to "experience, oversight and expertise" that he and the other directors bring, which do not appear to adequately explain the lead director's specific role.

Item 11. Executive Compensation, page 91

2.  The disclosure regarding "compensation cost" in note 2 on page 7 of your definitive proxy statement does not appear to comply with Item 402(r)(2)(iii) of Regulation S-K, as

revised by Release No. 33-9089 (Dec. 16, 2009). Please amend your filing accordingly. Ensure that your amended disclosure includes the information required by Instruction to Item 402(r)(2)(iii) and (iv).

Exhibit Index, page 94

3.      Please tell us why you have not filed as an exhibit the supply agreement with Lasertel dated March 5, 2010. We note in this regard your disclosure on page 19 that the supply agreement is "an important element of [y]our recent sale of the Lasertel business…."

Exhibits 31.1 and 31.2

4.      In future filings, please ensure that the certifications by your principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 match exactly the language set forth in Item 601(b)(31)(i) of Regulation S-K. We refer in this regard to paragraph 4(d) of exhibits 31.1 and 31.2. Please also apply this comment to your Form 10-Q that was filed on May 13, 2010.

Form 8-K filed November 25, 2009

5.      Please file a complete version of exhibit 2.1 to your Form 8-K filed on November 25, 2009. Specifically, we note that you have omitted exhibits A-G to exhibit 2.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3641 with any questions.

Sincerely,


Geoffrey Kruczek
Senior Attorney


cc (via facsimile):     James R. Van Horn, Esq. — Vice President, General Counsel & Secretary